UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 11, 2023

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 3.	Material Modification to Rights of Securityholders

On May 23, 2023, Fundrise East Coast Opportunistic REIT, LLC (“the Company”) provided notice to its shareholders of a shareholder vote to amend and restate the Company’s Amended and Restated Operating Agreement, dated as of September 30, 2016 (the “Proposed Amendment”). Details can be found in the Company’s Form 1-U previously filed on May 23, 2023.

The Proposed Amendment was consented to by a majority of the outstanding shares, with over 92% of participating shareholders approving. On August 11, 2023, the Company’s Second Amended and Restated Operating Agreement, effective as of January 1, 2023, was executed, which is filed as Exhibit 99.1 and incorporated herein by reference.

Exhibit Index

Exhibit	Description
99.1	Second Amended and Restated Operating Agreement

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: August 11, 2023